Mail Stop 4561

November 7, 2008

Rudolph (Tré) A. Cates III
President, Chief Executive Officer, and Director
Silicon Mountain Holdings, Inc.
4755 Walnut Street
Boulder, CO 80301

> **Re: Silicon Mountain Holdings, Inc.**
> **Forms 10-KSB and 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-11284**

Dear Mr. Cates:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief